UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___February 2008_____

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: February 11th, 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific Set to Complete Financing

Wellington, New Zealand - February 11, 2008 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Further to Austral Pacific Energy Ltd.'s news release of December 19, 2007 announcing a US$15million placement, the Company confirms that it has received US$11.1 million and has been advised it will receive the final tranche of $3.9 million on February 22, 2008. The financing involves the sale of 12,500,000 common (ordinary) shares with attached warrants, sold as units at $1.20 per unit. Each unit consists of one common share and one share purchase warrant. The warrants are exercisable one-for-one into the Company's common shares for 12 months after closing at an exercise price of $2.25.

A portion of the securities were placed in the United States to accredited investors in reliance on Rule 506 and are subject to resale restrictions in the United States under Rule 144 for a one year period but can be traded under Rule 904 through the TSX Venture Exchange after 4 months which is the basic hold period applicable to all the securities.

The majority of the proceeds from the private placement will be used to accelerate the Cheal field development with a goal of increasing the field reserve base and increasing production through the newly commissioned Cheal Production Station. The proceeds will also fund other appraisal and development projects in Taranaki, New Zealand, and will be used to progress the Cardiff field appraisal.

The Company has used part of the proceeds to pay the additional cash component of the previously announced purchase of a further interest in its Cardiff permit, by the purchase of all the shares of International Resource Management Corporation Limited, whose principal asset is a 19.8% interest in the Cardiff gas project (PMP 38156).

Cheal Operation Update

Cheal A1 was tied in to the production facilities this week as the first producing well in the Urenui formation (shallower than the primary Mt Messenger producing zone). The well will be brought on-stream slowly and comingled with production from the primary reservoir. The well is expected to produce at 500mcf/d and 45-50 barrels of crude per day.

The Cheal field is currently producing in excess of 700bopd, in line with the expectations of the existing wells.

Final design work for two additional wells from the A and B sites is now complete and ready for JV approval. Surface casing has been set at the A site and a manifold is in place at the B site to expedite the tie-in of these wells to the Cheal production facility.

Cardiff Testing

Testing operations on the prospective K3E formation in the Cardiff 2A ST-1 well are now in the final stages, with flow testing scheduled to commence within the next ten days. This test is an important component of the ongoing field appraisal and development activities.

About Austral Pacific

Austral Pacific is a listed independent oil and gas exploration and production company registered in Canada with corporate headquarters in Wellington, New Zealand. The Company has an interest in thirteen exploration and production permits totaling over 2.6 million acres in onshore New Zealand and Papua New Guinea. The Company's primary assets are the Cheal Field, Kahili Field and Cardiff Field located onshore in the highly prolific Taranaki Basin on the North Island of New Zealand. In Papua New Guinea, the Company has an interest in four onshore blocks.

Austral Pacific Energy (NZ) Limited
Web site: www.austral-pacific.com
Email: ir@austral-pacific.com
Phone: Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes: +1 (713) 304 6962

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.